Exhibit (a)(1)(J)

NETSUITE INC.

AGREEMENT TO TERMS OF ELECTION

BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE OFFER AS SET FORTH IN THE OFFERING DOCUMENTS.

If you would like to participate in this Offer, please indicate your election by checking the applicable boxes on the Election Form, and if submitting a paper Election Form, please return the completed and signed Election Form to Benedikte Ytting at the Company via hand delivery or facsimile at (650) 539-5842 before 9:00 p.m., Pacific Time, on June 19, 2009, unless the Offer is extended.

You may change or withdraw this election by submitting a new properly completed and signed Election Form prior to the expiration date which will be 9:00 p.m., Pacific Time, on June 19, 2009, unless we extend the Offer.

By electing to exchange my Eligible Options, I understand and agree to all of the following:

1.    I hereby agree to exchange my Eligible Options for Restricted Stock Units or New Options, as applicable, as indicated on the Election Form in accordance with the terms of the Offer as set forth in the Offer to Exchange, dated May 22, 2009, of which I hereby acknowledge receipt. Each Eligible Option indicated on the Election Form will be cancelled on June 19, 2009 or, if the Offer is extended, on the extended expiration date. The Restricted Stock Units or New Options, as applicable, will be granted to me on June 22, 2009 in accordance with the terms of the Offer or, if the Offer is extended, on the first business day following the expiration of the extended Offer.

2.    The Offer is currently set to expire at 9:00 p.m. Pacific Time on June 19, 2009, unless NetSuite, in its discretion, extends the period of time during which the Offer will remain open.

3.    If I cease to be employed by NetSuite or its subsidiaries before NetSuite grants me Restricted Stock Units or New Options, as applicable, in exchange for my Eligible Options, I will not receive any Restricted Stock Units or New Options. Instead, I will keep my current Eligible Options, and they will expire in accordance with their terms.

4.    Until June 19, 2009, I will have the right to amend the elections that I have made with respect to some or all of my Eligible Options that I elected to exchange. However, after that date I will have no ability to amend my election unless the Offer is extended. The only exception is if NetSuite has not accepted my options by July 20, 2009, I may withdraw my options at any time thereafter. The last properly submitted election, whether electronically or in paper form, prior to the expiration of the Offer shall be binding. Until the Offer period closes on June 19, 2009, I may withdraw my tendered Eligible Options at any time prior to NetSuite’s acceptance of such options for exchange pursuant to the Offer.

5.    The tender of some or all of my Eligible Options will constitute my acceptance of all of the terms and conditions of the Offer. Acceptance by NetSuite of my Eligible Options for exchange pursuant to the Offer will constitute a binding agreement between NetSuite and me upon the terms and subject to the conditions of the Offer.

6.    I am the registered holder of the Eligible Options tendered hereby, and my name and other information appearing on the Election Form are true and correct.

7.    I am not required to tender some or all of my Eligible Options pursuant to the Offer.

8.    NetSuite, its affiliates and/or any independent firms hired with respect to the Offer cannot give me legal, tax or investment advice with respect to the Offer, and I have been advised to consult with my own legal, tax and investment advisors as to the consequences of participating or not participating in the Offer.

9.    Under certain circumstances set forth in the Offer to Exchange, NetSuite may terminate or amend the Offer and postpone its acceptance of the Eligible Options I have elected to exchange. Should the Eligible Options tendered herewith not be accepted for exchange, such options will continue to be governed by their original terms and conditions.

10.  I understand that, if I do not clearly mark the box electing to exchange each of my Eligible Options on the Election Form, such Eligible Options will not be exchanged.

I understand that neither NetSuite nor the Compensation Committee of the Board of Directors of NetSuite is making any recommendation as to whether I should accept or refrain from accepting the Offer, and that I must make my own decision whether to tender my Eligible Options, taking into account my own personal circumstances and preferences. I understand that the New Options or Restricted Stock Units, as applicable, that I receive in exchange for my Eligible Options may decline in value following the exchange. I further understand that past and current market prices of NetSuite common stock may provide little or no basis for predicting what the market price of NetSuite common stock will be when NetSuite grants me Restricted Stock Units or New Options, as applicable, in exchange for my tendered Eligible Options or at any other time in the future.

In addition, please read the Offer to Exchange; the Instructions; and the Election Form.